June 26, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Ms. Ashley Vroman-Lee/ Ms. Megan Miller

100 F Street, N.E.

Washington, D.C. 20549

Re:	Owl Rock Capital Corporation II
Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2
(File No. 333-232183)

Dear Mses. Vroman-Lee and Miller:

On behalf of Owl Rock Capital Corporation II (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company via telephone on June 17, 2020 and June 22, 2020 regarding post-effective amendment no. 1 (the “Post-Effective Amendment”) to Company’s registration statement on Form N-2 (the “Registration Statement”), and the prospectus contained therein (the “Prospectus”) as submitted to the SEC on May 22, 2020. Each of the Staff’s comment is set forth below in bolded and italicized font, and is followed by the Company’s response.

Legal Comments

1.	The Company disclosed that it has entered into a credit agreements through its wholly-owned subsidiaries ORCC II Financing LLC and OR Lending II LLC. Please disclose that the leverage of the Company’s wholly-owned subsidiaries is included when calculating the Company’s asset coverage ratio.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure accordingly.

2.	The Company uses the term “high-yield bonds” throughout the Prospectus. In each instance where high-yield bonds are mentioned, please disclose that such investments often are referred to as “junk bonds” and are speculative.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure accordingly.

3.	In footnote 8 to the “acquired fund fees and expenses” line item in the Fees and Expenses table, the Company states that it has not included any expenses in the line item because it has “no intention of investing in the securities or other investment instruments of registered investment companies, BDCs, or other investment funds . . .” Please delete the “acquired fund fees and expenses” line item and the accompanying footnote.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Mses. Vroman-Lee and Miller

U.S. Securities and Exchange Commission

June 26, 2020

Response: The Company acknowledges the Staff’s comment and has revised its disclosure accordingly.

4.	Please define the term “LIBOR” on the first occasion that it is used in the disclosure.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure accordingly.

Accounting Comments

5.	In the Consolidated Schedule of Investments to the Company’s audited and interim financial statements, there are several investments listed that have negative amortized costs and fair values. Please explain in correspondence how these investments will be accounted for and removed from the Schedule of Investments in the future.

Response: The Company respectfully refers the Staff to footnote 16 to the Schedule of Investments, in which the Company states “[t]he negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value is the result of the capitalized discount on the loan.” Such capitalized discount will offset future funded principal amounts and be accreted into income over the life of the loan. As the delayed draw term and revolving loans associated with footnote 16 remain outstanding, the Company believes that such loans are properly included in its Consolidated Schedule of Investments.

6.	In the Note 3. Agreements and Related Party Transactions in the Notes to Consolidated Financial Statements, the Company states that “[f]or the years ended December 31, 2019, 2018 and 2017, subject to the 1.5% organization and offering cost cap, the Company accrued initial organization and offering expenses of $3.3 million, $5.4 million, and $0.9 million, respectively.” The Staff notes that the amount of offering costs included in the Consolidated Statement of Operations for those years is approximately $3.8 million, $3.9 million, and $0. Please reconcile the differences for these figures on a supplemental basis.

Response: The Company respectfully refers the Staff to Note 2. Significant Accounting Policies in the Notes to Consolidated Financial Statements. In Note 2, the Company states that it capitalizes deferred offering expenses, includes those expenses in prepaid expenses and other assets in the Consolidated Statements of Assets and Liabilities, and amortizes the expenses over a twelve-month period from incurrence. The $3.3 million, $5.4 million, and $0.9 million figures represent the amounts capitalized as prepaid expenses on the Consolidated Statement of Assets and Liabilities. The Company respectfully notes that the Staff’s reference to the Consolidated Statement of Operations relates to the capitalized prepaid offering expenses for the period which are amortized into the Statements of Operations.

Mses. Vroman-Lee and Miller

U.S. Securities and Exchange Commission

June 26, 2020

7.	In Note 5. Fair Value of Investments in the Notes to Consolidated Financial Statements, the Staff notes that the Company disclosed transfers into and out of level 3 investments. On a prospective basis, please disclose the reasons for such transfers in accordance with ASC 820-10-50(c)(3).

Response: The Company acknowledges the Staff’s comment, and will prospectively disclose transfers into and out of level 3 investments in accordance with ASC 820-10-50(c)(3).

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Please do not hesitate to contact me at (202) 383-0218 or Dwaune Dupree at (202) 383-0206 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus